SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Tesla, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1707 L Street, N.W., Suite 350, Washington, D.C.  20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

October 2, 2025

Dear Tesla Shareholder,

We write urging you to oppose the reelection of Directors Ira Ehrenpreis, Joe Gebbia, and Kathleen Wilson-Thompson (Proposal 1), the Amended and Restated 2019 Equity Incentive Plan (Proposal 3), and the 2025 CEO Performance Award (Proposal 4) at Tesla’s Annual Meeting on November 6, 2025.

Since the last annual meeting, we have unfortunately witnessed both the erratic performance of Tesla, Inc. (the “Company” or “Tesla”) and the Board’s failure to provide meaningful real-time oversight of management. The Board’s relentless pursuit of retaining its CEO seems to have harmed the Company’s reputation, led to extraordinarily high levels of executive compensation, and delayed progress on meeting key goals like full self-driving (FSD).1 The Board, a majority of which is made up of directors with close ties to the CEO, now asks for Tesla shareholders to approve a series of proposals that grant it broad discretion to execute an estimated $1 trillion pay package, as well as grant awards through a new reserve created specifically for Elon Musk. These pay packages provide so much discretion to Tesla’s Board that shareholders cannot be confident of impartial treatment. In summary, there is an urgent need to address these issues to preserve long-term shareholder value for all Tesla shareholders, which we believe justifies voting against all directors up for election this year, as well as the Amended and Restated 2019 Equity Incentive Plan (the “A&R 2019 Equity Plan”) and the 2025 CEO Performance Award (the “2025 Performance Award”). We believe that approval of these items is not in the economic or financial interest of Tesla shareholders for the reasons set out below.

Tesla’s Declining Performance Demonstrates a Need for Better Oversight

Since last year’s annual meeting, Tesla’s operational and financial performance has been negative and highly volatile. From the June annual meeting to the end of 2024, Tesla’s share price increased 175%, peaking at $479.86. Subsequently, Tesla’s share price first gave back nearly all that gain, falling to a low of $221.86 (on April 8, 2025), before rebounding to $347.79 on September 10, 2025. Prior to Mr. Musk’s purchase of 96 million Tesla shares on September 12, 2025, Tesla’s share price was still 27% below its 2024 peak. The extremely volatile stock has gained or lost at least 5% on 33 separate days since the beginning of the year.2

While the market for electric vehicles continues to expand worldwide, the number and popularity of competing vehicles has increased substantially. The emergence of BYD as a low-cost competitor, together with the introduction of new electric vehicles by US, European, Japanese, and Korean manufacturers into the North American and European markets, has produced a divergence between Tesla’s sales and electric vehicle sales overall.3 Additionally, while Tesla has publicized plans to market humanoid robots and driverless taxis, the former is still in development – making it especially difficult to assess even long-term prospects relative to existing robotics firms such as ABB, Anduril, or Boston Dynamics - and Tesla has made slow progress compared to Alphabet’s Waymo, which already provides fully driverless taxi service in several cities.4

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1 https://electrek.co/2025/02/10/elon-musk-masterful-move-goalpost-tesla-full-self-driving/

2 All calculations performed by authors based on data from Capital IQ.

3 https://www.cnbc.com/2025/08/28/tesla-europe-sales-plunge-40percent-chinese-ev-rival-byd-up-
225percent.html; https://time.com/6224562/competition-tesla-elon-musk/

4 https://www.forbes.com/sites/bradtempleton/2025/07/09/the-deep-story-on-the-waymo-vs-tesla-robotaxi-battle-with-video/

In both the first and second quarters of 2025, Tesla reported that its overall global sales fell 13% year over year. Tesla experienced especially steep declines in France (-27%), Belgium (-58%), Sweden (-86%), Denmark (-52%), and the Netherlands (-62%) through July 2025.5 Reuters reported that Tesla sales fell by over one-third in Europe over the first six months of 2025, with its battery electric vehicle (BEV) market share dropping from 21.6% to 14.5%.6 Reports also indicate that Tesla’s battery business experienced sales declines in part stemming from Mr. Musk’s political activities.7

These reported declines in sales have corresponded to flatlining revenue and declining profits for Tesla. After growing at an annual compound rate of 32% from 2019 to 2023, Tesla’s revenue grew only 1% in 2024, its lowest rate of revenue growth since 2010 by an order of magnitude.8 Over the first six months of 2025, Tesla’s automotive revenue was 18% below its level for the first six months of 2024, while its operating income and net income fell 52% and 38%, respectively.9 We strongly believe rapid sales and earnings declines signal challenges whose resolution requires a board that provides rigorous oversight to hold management to account which includes ensuring a full-time chief executive.

Item 1: Director Elections

Tesla’s Lack of Board Independence is Long-standing

We believe the Board’s ability to provide objective, rigorous oversight of management is compromised by the lack of true independence among its members. Studies have shown that board independence improves market outcomes and/or performance.10 The majority of directors have deep personal and professional ties to CEO Musk. We believe that these relationships have enabled a culture where the Board consistently fails to challenge Mr. Musk, even when his actions are detrimental to the Company’s value and its public shareholders. Tesla’s nine-member Board includes:

•	Two current or former Tesla executives: E. Musk and Straubel

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5 https://www.reuters.com/business/autos-transportation/tesla-set-report-drop-q1-deliveries-weak-demand-musk-backlash-2025-04-02/;

https://www.wsj.com/business/autos/tesla-sales-q2-2025-e2087c11?gaa_at=eafs&gaa_n=ASWzDAgT19ueO5e0TbWy_

SpLAf512g1JIVJgyzcAbdlC4GHeX2pkSHfOe4R6rOw4QlE%3D&gaa_ts=68d2a4d1& gaa_sig=gTRJiGrsbsRNAamGfoPqbaI1n9rkWaa9jWcD6ywog2lqCVscfdTGIu8Cv5t_cULkJkQN5-sJTp9ctVIm95zQ9g%3D%3D

6 https://www.reuters.com/business/autos-transportation/tesla-sales-drop-again-around-europe-despite-model-y-revamp-2025-07-31/

7 https://pv-magazine-usa.com/2025/03/31/tesla-powerwall-demand-declines-on-negative-sentiment-toward-musk/

8 Data from Cap IQ.

9 Tesla Inc. 10Q filed with the SEC on July 24, 2025. https://www.sec.gov/ix?doc=/Archives/edgar/data/0001318605/000162828025035806/tsla-20250630.htm

10 Milena Petrova Board structure and market performance: Does one solution fit all? Journal of Financial Research Winter 2023; Goyal, B., Gulati, R. Do board and audit governance matters for insurer performance?A meta-analytical review. Decision 50, 285–319 (2023). https://doi.org/10.1007/s40622-023-00351-2;

Anupama Prashar & Parul Gupta, 2020. "Corporate boards and firm performance: a meta-analytic approach to examine the impact of contextual factors,"

International Journal of Emerging Markets, Emerald Group Publishing Limited, vol. 16(7), pages 1454-1478, December.

•	Four friends and family of the CEO: K. Musk, Gebbia, Murdoch, and Ehrenpreis[11]
•	Four long-tenured directors (over 10 years): E. Musk, K. Musk, Ehrenpreis, and Denholm

In addition, we believe the extraordinary level of director compensation may further compromise the Board’s impartiality. In fact, much of the Board was ordered to collectively return $920 million in excessive compensation as part of a recent legal settlement.12 Average director compensation in the S&P 500 in 2024 was $327,096.13 In contrast, Ms. Denholm’s average compensation per year has been $62 million, which is almost 200 times the compensation of the average S&P 500 director.14

The Board’s Poor Oversight Indicates Board Capture

We believe the Board's failure to ensure CEO Musk devotes full attention to Tesla, while making him the highest-paid CEO in history, shows how beholden it is to management. The Board has permitted Mr. Musk to be overcommitted for years, allowing him to continue as CEO while taking time-consuming leadership roles at his other companies, xAI/X, SpaceX, Neuralink, and Boring Company.15 Most recently, the Board apparently failed to intervene when Mr. Musk took a leadership position at the US Department of Government Efficiency (DOGE), a role widely seen as having a negative impact on the Company’s performance and brand. The Board also continues its pattern of awarding Mr. Musk extraordinary pay packages.16 In our view, the Board’s failure to limit Mr. Musk’s outside endeavors while rewarding him with unprecedented pay packages for only a part-time commitment strongly indicates a lack of true independence by management and jeopardizes long-term shareholder value.

The Board's permissive pledging policy is also very favorable to Mr. Musk, at a time when the vast majority of S&P 500 companies prohibit pledging outright.17 By allowing Mr. Musk to pledge hundreds of millions of shares, the Board exposes the Company and its shareholders to undue risk from potential margin calls, which became a very real concern for investors earlier this year.18

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11 Murdoch and Ehrenpreis’ relationships are explained in Tornetta (described in footnote 16). Tornetta Opinion, p. 21, 28-29. https://cases.justia.com/delaware/court-of-chancery/2024-c-a-no-2018-0408-
ksjm.pdf?ts=1706652091. Gebbia’s connection to Mr. Musk is explained below.

12 https://fortune.com/2025/01/09/tesla-board-elon-musk-compensation-chair-robyn-denholm/

13 https://www.spencerstuart.com/research-and-insight/sp-500-director-compensation-snapshot, p. 1 & 5.

14 Robyn Denholm has received a total of $682 million in cash and stock during her 11-year tenure on the Board.
https://www.reuters.com/investigations/tesla-tanks-musks-hand-picked-board-chair-is-doing-just-fine-2025-03-17/

15 2025 Proxy Statement on DEF14-A, p. 10. https://www.sec.gov/ix?doc=/Archives/edgar/data/0001318605/000110465925090866/tm252289-12_def14a.htm

16 In 2018, the Board awarded Musk an unprecedented $56 billion pay package, which was subsequently invalidated by a judicial decision, citing breaches of fiduciary duty by Tesla’s directors (known as Tornetta).
This case is currently pending appeal in front of the Delaware Supreme Court.

17 https://www.orrick.com/en/Insights/2023/01/Considerations-for-Company-Insiders-When-Contemplating-Pledging-Shares

18 https://www.newsweek.com/elon-musk-facing-margin-call-tesla-stock-2047059

Shareholders Face an Erosion of Rights at Tesla

Tesla’s classified board structure and super majority vote standard for charter and bylaw amendments limit accountability to shareholders. Upon reincorporation to Texas last year, the Board could have proposed bylaw changes for approval by investors. Instead, Tesla ignored a clear mandate from shareholders, who have voted overwhelmingly in favor of declassification and simple majority vote standards in the past. Now, the Board is ”delivering on its commitment” to eliminate the supermajority vote requirement via a management proposal in this year’s Proxy Statement that the Board has not endorsed nor opposed, unlike all other management proposals.19 Additionally, since its reincorporation, Tesla’s Board has also proactively adopted a new Texas law which restricts the ability to sue the Company for breaches of fiduciary duty to shareholders of 3% or more of shares outstanding, severely limiting Tesla shareholders’ ability to hold directors accountable for corporate misconduct.20 Proposal 10 seeks to restore these important rights to all Tesla shareholders.

Ehrenpreis, Wilson-Thompson, and Gebbia are Part of the Problem

The three directors up for election each have factors jeopardizing their independence. Ira Ehrenpreis has served on the Board for 18 years, was an early investor in multiple companies founded by Mr. Musk, and, most importantly, has such a close friendship with the CEO that he gave him a car.21 Kathleen Wilson-Thompson, has made just shy of $200 million of unexercised options since joining the Board in 2018 and has cashed in shares for $113.5 million.22 Joe Gebbia is also a friend of Mr. Musk and stepped down from last year’s special committee out of fear that the relationship could be perceived as a conflict of interest.23

Moreover, the three nominees each bear distinct responsibilities for the deficiencies in oversight. Mr. Ehrenpreis has served as the only Chair of both the Nominating and Governance and Compensation Committees at Tesla since prior to the Company’s initial public offering.24 Ms. Wilson-Thompson has served on the Nominating and Governance and Compensation Committees since 2019 and has played a key role in approving Mr. Musk’s compensation. She was the sole director on the special committee that proposed ratifying the 2018 compensation plan struck down by Tornetta,25 as well as a member of the new two-person special committee created in early 2025, which granted Mr. Musk a $29 billion interim equity award in August (the “Interim Award”) and recommended Proposals 3 and 4 for shareholder vote, which we discuss below.26 As a member of the Audit Committee, Mr. Gebbia bears oversight responsibility for the Company’s risk management.

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19 2025 Proxy Statement on DEF14-A, p. 91.

20 This means that, outside of Mr. Musk, only Vanguard, BlackRock and State Street would be able to initiate a derivative lawsuit as a single plaintiff.

21 https://www.cnn.com/2022/11/17/business/elon-musk-board-friends/index.html

22 Analysis based on Form 4s filed with the SEC between November 11, 2024 and March 3, 2025. We have excluded from this analysis sales by directors for charitable purposes or solely to pay the exercise price for unsold options.

23 2024 Proxy Statement on DEF14-A, p. 19, https://www.sec.gov/ix?doc=/Archives/edgar/data/0001318605/000110465924053333/tm2326076d15_def14a.htm

24 https://cases.justia.com/delaware/court-of-chancery/2024-c-a-no-2018-0408-ksjm.pdf?ts=1706652091, p. 21.

25 The Delaware Chancery Court rejected this argument. https://www.cnbc.com/2024/12/02/tesla-ceo-elon-musk-loses-bid-to-get-56-billion-pay-package-reinstated.html#:~:text=Tesla%20CEO%20Elon%20Musk%20loses%20bid%20to,Chancellor%20Kathaleen%20McCormick%20wrote%20in%20her%20opinion

26 2025 Proxy Statement on DEF14-A, pp. 29-30.

We believe opposing the full slate of nominees up for re-election is a critical step to overhaul Tesla’s highly entrenched Board. It is in dire need of truly independent directors who will advocate for shareholder interests over the personal interests of the CEO.

Proposal 3: The A&R 2019 Equity Plan

The A&R 2019 Equity Plan Enables Mr. Musk with Greater Control at Low Cost

Tesla’s Board seeks approval for changes to the 2019 Equity Incentive Plan, some of which are a consequence of the Interim Award. These amendments would create a Special Share Reserve of 207,960,630 shares exclusively for Mr. Musk, intended to allow the Board to make him whole for any options ultimately forfeited because of the outcome of Tornetta. Additionally, it creates a pool of 60 million shares for other Tesla employees.27 While we do not oppose the concept of a pool of shares for employees, it was only necessitated by the Interim Award, which delivered to Mr. Musk the vast majority of remaining authorized shares, leaving the Company without the ability to use equity to attract, incentivize, and retain other employees.28 The proposal is of concern because of the Board’s decision to combine these provisions in one proposal, denying shareholders the ability to support and oppose clearly distinct provisions that target different goals, use different tools, and have different justifications.

Moreover, the Board has unusually chosen to permit itself to issue in-the-money options to Mr. Musk via the Special Share Reserve.29 We oppose this provision, which not only undermines effective incentive setting, but has potential accounting and tax consequences that may impose significant costs on Tesla shareholders beyond further dilution. Indeed, we are unclear why in-the-money options would be necessary to make Mr. Musk whole for the forfeiture of his 2018 options; instead, it seems to us that the Board is so beholden to Mr. Musk that they have no objection to his obtaining increased control of the Company at a discount. We view this as an inappropriate goal for the Board to pursue (and as entirely different from incentivizing Mr. Musk to improve performance): if Mr. Musk wants greater voting power in Tesla, particularly as the world’s wealthiest person,30 he could buy more shares on the open market, as he has recently done.31

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27 2025 Proxy Statement on DEF14A, pp. 21-22.

28 https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/68b9b8c7740d4551c5bf8c56/1757001927566/TeslaConcerns_20250904.pdf

29 2025 Proxy Statement on DEF14A, p. 37.

30 https://www.bloomberg.com/billionaires/

31 https://www.cnbc.com/2025/09/15/tesla-shares-gain-after-elon-musk-discloses-purchase.html

Proposal 4: The 2025 Performance Award

The 2025 Performance Award Lacks Rigor and Allows for Excessive Board Discretion

Modelled on the 2018 CEO Performance Award, the 2025 Performance Award purports to establish demanding operational and financial targets for Mr. Musk, in exchange for an extraordinary windfall, commonly reported to be $1 trillion in shares.32 For such an unprecedented payday, we would have hoped to see performance targets genuinely unprecedented in their rigor. Unfortunately, we are again disappointed by the Board’s performance, as they have in fact adopted performance targets that are in many cases vague, undemanding, and subject to significant discretion by what we believe is a non-independent Board.

The plan contains four product goals that we believe are much less demanding than they appear in the Proxy Statement. For instance, the delivery of 20 million vehicles does not start counting with the adoption of this plan, but instead includes all Tesla vehicles delivered to date, which is reportedly about 7.5 million. So, over the 10-year span of the 2025 Performance Award, Tesla must average deliveries of 1.2 million vehicles per year. This represents an annual total well below Tesla’s deliveries in each of 2022, 2023, and 2024, and likely below Tesla’s total for 2025, even considering the declining sales reported above.33 In other words, Mr. Musk could fail to reverse the recent decline in sales and still achieve this milestone within the 2025 Performance Award’s 10-year term.

Second, the goal of 10 million active FSD subscriptions not only includes all subscribers to date, which a Tesla executive recently estimated to be “in the teens” as a percentage of vehicles fleetwide,34 but has been carefully worded to not actually require that the service ever achieves full unsupervised self-driving.35 Further, the term “subscription” is not defined in the Proxy Statement and it appears as though it may cover any “similar transaction,” which may include a one-time sale of FSD as a separate unit.36 Additionally, the goal does not specify or constrain Tesla’s pricing of the FSD service, which has fallen by one-third in the past three years.37 There are questions as to how rigorous this performance goal is because as CEO, Mr. Musk could further reduce the price, or even make so-called FSD a standard or free option on all vehicles, which would likely increase the number of subscriptions and facilitate achieving this goal.

Similarly, the goal of one million “bots” delivered is open-ended as to what counts as a bot (other than that vehicles will not count), including robots manufactured “on behalf of the Company.”38 In other words, even if Tesla fails to develop a commercially successful robot, it could market devices developed and manufactured by other firms and still achieve this milestone. Finally, the goal of one million robotaxis in commercial operation does not require that Tesla has designed and developed the robotaxis in question, nor that their operation be profitable. Given the Board’s historical willingness to allow Tesla to commit substantial resources to projects that are personally beneficial to Mr. Musk but that fail to produce benefits for Tesla shareholders – most notably the Solar City acquisition39 – we lack the confidence that this Board will only recognize the accomplishment of these goals by the CEO in the fullest and most demanding way.

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32 For perspective, the median CEO pay for S&P 500 companies in 2024 was $17.1M. https://corpgov.law.harvard.edu/2025/06/08/ceo-pay-study/#:~:text=The%20impact%20of%20current%20economic,Lawrence%20Culp%2C%20Jr.

33 https://backlinko.com/tesla-stats

34 https://www.notateslaapp.com/news/3089/tesla-finally-reveals-how-many-owners-are-buying-fsd

35 https://electrek.co/2025/09/05/tesla-changes-meaning-full-self-driving-give-up-promise-autonomy/; 2025 Proxy Statement on DEF14A, pg. 67.

36 2025 Proxy Statement on DEF14A, p. 67

37 https://www.notateslaapp.com/tesla-reference/958/tesla-fsd-price-increase-history

38 2025 Proxy Statement on DEF14A, pg. 67.

39 Tesla acquired Solar City, which was founded by Elon Musk’s cousins, in 2016 at a time when it was in distress. Space X, a privately held company controlled by Elon Musk, was a Solar City creditor, and other Tesla board members, their families, or business partners had investments in Solar City.  Additionally, see the discussion at notes 44-45 below. https://www.businessofbusiness.com/articles/why-the-dark-cloud-of-solarcity-hanging-elon-musk/

The 2025 Performance Award May Result in Significant Dilution for Tesla Shareholders

The operational goals, combined with another eight milestones based on EBITDA increases, and paired with market capitalization milestones of $2 trillion and then every additional $500 billion, entitles Mr. Musk to 1% of Tesla’s shares, up to a total of 12%. Assuming the Tornetta decision is upheld and Mr. Musk retains the 96 million shares granted under the Interim Award, achieving all twelve tranches would increase his voting power from 13.6% to 24.9%. If all shares available to Mr. Musk under the A&R 2019 Equity Plan are granted to him, his voting power and share ownership would increase to 28.8% of the Company.40

Because the 2025 Performance Award considers all milestones permanently achieved even if subsequent performance results in a reversal and decline in the relevant metric, outside Tesla shareholders could experience a dramatic long-term dilution in both their voting power and the value of their equity relative to opportunity cost. Consider that, after Tesla’s market capitalization hit the level needed achieve the top milestone under the 2018 CEO Performance Plan (roughly December 2020),41 Tesla’s market capitalization subsequently fell by 40% as of December 2022.42 If Tesla were to experience similar ups and downs over the next decade, outside shareholder value would increase at 10.8% per year, inferior to the price return for the S&P 500 from August 2015 to August 2025.43 This calculation also does not take into account any negative effects from the expensing of these equity grants, nor does it consider potential tax effects since the resulting expense is not tax deductible. This seems to us much too steep a price to pay, however impressive the market capitalization milestones look today on paper.

The Award Does Not Appear to Incentivize Mr. Musk to Focus on Tesla

Finally, we are concerned that the Board remains fixated on pleasing Mr. Musk, rather than responsibly addressing his many varied pursuits, at least some of which have come at the expense of Tesla shareholders. Given both the decline in Tesla’s operating performance, and Mr. Musk’s reported uses of Tesla resources, including both engineering employees detailed to Twitter44 and the reallocation of chips intended for Tesla to xAI,45 we had hoped that the Board would have insisted on a commitment from Mr. Musk to devote his attention to the Company. But we have again been disappointed by this Board, which seems uninterested in getting concrete commitments from Mr. Musk, and unwilling to develop a CEO succession plan of their own.46

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40 Tesla 2025 Proxy Statement on DEF14A, pg. 83. Note that the sum of the 2025 Interim Award and the Special Share Reserve under the A&R 2019 Plan equal the total number of options Elon Musk was eligible to receive under the 2018 CEO Performance Plan.

41 https://www.barrons.com/livecoverage/tesla-shareholder-vote-results-meeting-today/card/elon-musk-s-pay-package-explained-0w9Z5dIizpn4P1pyo730

42 Tesla share price data from Cap IQ.

43 Currently, Tesla’s market capitalization is about $1.5 trillion, and Elon Musk holds 13.6%, not counting the options granted under the 2018 plan. Outside shareholder market value is therefore 1.5x .136 = $1.296 trillion. If all milestones are achieved under the 2025 plan, and all equity for which Mr. Musk is eligible is granted under the A&R 2019 plan over

10 years, then Tesla’s overall market capitalization would be $8.5 trillion, but outside shareholder value would equal 8.5 x .718 = $6.1 trillion. But if in the next 10 years Tesla experiences both the needed market cap increase to trigger all awards and then a 40% drawdown at the end of the 10 year period, outside shareholder value would equal

[8.5 x .4 =] $5.1 trillion x .719 = $3.66 trillion, for a 10 year compound annual growth rate of 10.9%. From August 2015 to August 2025 the price return for the S&P 500 was 12.1% and the Total Shareholder Return (i.e. with dividends reinvested) was 14%. (https://dqydj.com/sp-500-return-calculator/).

44 https://teslanorth.com/2022/10/31/elon-musk-deploying-over-50-tesla-engineers-at-twitter-says-report/; https://teslanorth.com/2022/11/17/tesla-engineers-sent-to-twitter-worked-on-voluntary-basis-says-elon-musk/

45 https://www.cnbc.com/2024/06/04/elon-musk-told-nvidia-to-ship-ai-chips-reserved-for-tesla-to-x-xai.html

46 Proposal 4 only requires Mr. Musk to remain CEO or “an executive officer responsible for Tesla’s product development or operations that has been approved by disinterested directors of the Board.” 2025 Proxy Statement on DEF14-A, p. 64. It also requires Mr. Musk to develop his own CEO succession plan to receive the 11th and 12th tranche. 2025 Proxy Statement on DEF14-A, p. 63.

Conclusion

Like the Board, we cannot understate the importance of this year’s shareholder vote. If Proposals 3 and 4 are approved, this year may be one of the last times that public shareholders have a meaningful voice in the Company and its leadership given the level of dilution that is likely to take place. Beyond that, the Company’s own disclosures make clear that the motivation to deliver these pay packages is driven by increasing Mr. Musk’s voting power, with no formal commitment to focus his time, attention, and Tesla’s own resources on Tesla. Further, we lack confidence that this non-independent Board can oversee the CEO toward a future that maintains stable and sustainable returns for Tesla shareholders. Tesla is in need of truly independent board oversight of the CEO and better aligned pay practices. As such, we urge Tesla shareholders to vote against all directors as well as Proposals 3 and 4 at the November 6th annual meeting.

Sincerely,

Afa Försäkring

American Federation of Teachers

Zachary B. Conine, Nevada State Treasurer*

Friends Fiduciary Corporation

Deborah B. Goldberg, Massachusetts State Treasurer and Receiver General*

Brad Lander, New York City Comptroller on behalf of the New York City Employees’ Retirement System, the New York City Teachers’ Retirement System, and the New York City Board of Education Retirement System

Brooke E. Lierman, Comptroller of Maryland**

Laura M. Montoya, New Mexico State Treasurer*

Mike Pieciak, Vermont State Treasurer*

Erick Russell, Connecticut Treasurer

SHARE

SOC Investment Group

David L. Young, Colorado State Treasurer**

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to Tesla, Inc.’s instructions.

*Signed on solely in official capacity as State Treasurer

** Signed on solely as an elected official and not as a fiduciary of any funds